Karen E. Anderson +1 858 550 6088 kanderson@cooley.com	VIA EDGAR

August 30, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald E. Field

Re:	Equillium, Inc.
Draft Registration Statement on Form S-1
Submitted August 3, 2018
CIK No. 0001746466

Dear Mr. Field:

Enclosed on behalf of our client, Equillium, Inc., a Delaware corporation (the “Company”), is an amendment (“Amendment No. 1”) to the Company’s confidential draft registration statement on Form S-1 originally submitted to the Securities and Exchange Commission (the “Commission”) on August 3, 2018 (the “Original Draft Registration Statement”). The copy of Amendment No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Original Draft Registration Statement.

Amendment No. 1 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 28, 2018 with respect to the Original Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

Overview, page 1

1.

Please refer to the second paragraph. We note your disclosure that “[f]ollowing completion of a Phase 3 clinical trial, itolizumab was approved in India for the treatment of moderate to severe plaque psoriasis.” Please revise to clarify that the Phase 3 trial was not completed in the U.S. or Canada nor is itolizumab approved in the U.S. or Canada. Please also clarify in the summary that none of your product candidates have commenced clinical trials or been approved in the U.S. or Canada.

Response: The Company has revised the disclosure on pages 1 and 80 of Amendment No. 1.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

United States Securities and Exchange Commission

August 30, 2018

Page Two

Development Plans Chart, page 2

2.

Please revise the chart to reflect the actual, and not the anticipated, status of EQ001 and the various indications as of the latest practicable date. In this regard, we note that you have not completed any Phase 1 clinical trials for any indications. Please revise the chart to include a pre-clinical phase, to indicate that your aGVHD and cGVHD indications are at the beginning of Phase 1 and that your severe asthma indication is in the pre-clinical phase. Additionally, please delete the to be determined 4th indication as that reference appears premature.

Response: The Company has revised the chart on pages 1 and 80 of Amendment No. 1 to reflect the actual status of EQ001 and the various indications and to delete the to be determined 4th indication. The Company respectfully advises the Staff that while the Company has not, itself, conducted a Phase 1 clinical trial of EQ001 for any indication, Biocon, the Company’s collaboration partner, has completed a Phase 1 clinical trial of EQ001 in healthy subjects to assess the safety and tolerability of EQ001 and the Company considers such clinical trial to be part of its development program for this product candidate and will be building on that clinical trial with its planned later-stage clinical trials in multiple indications. For this reason, the Company respectfully advises the Staff that it believes that the chart on pages 1 and 80 of Amendment No. 1 reflects the actual status of EQ001 for aGVHD, cGVHD and severe asthma. The Company also respectfully advises the Staff that it has not included a pre-clinical phase in the chart because IND enabling pre-clinical studies of EQ001 were already completed by Biocon, and adding this column to the chart would not increase the usefulness of the chart for potential investors.

3.

We note that the chart is intended to summarize your development plans and the status thereof. Please delete the reference to Biocon and that ALZUMAb has been developed and marketed in India as it is not one of your products.

Response: The Company has revised the chart on pages 1 and 80 of Amendment No. 1.

Strategy, page 3

4.

We note the statement that you believe that the unique mechanism of action of EQ001 may be effective in treating a subset of severe asthma patients who are underserved by currently marketed therapies. The statement implies that your product candidate is effective, which is a determination solely within the authority of the FDA. Since your product candidate has not completed clinical trials and the FDA has not made such determination, the inference is not appropriate. Please remove this statement and similar statements throughout the prospectus, including the statement that you believe EQ001 may effectively treat Th2-low patients.

Response: The Company has revised the disclosure on pages 3, 81 and 97 of Amendment No. 1.

Implications of Being an Emerging Growth Company, page 5

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and will provide such copies to the Staff under separate cover.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

United States Securities and Exchange Commission

August 30, 2018

Page Three

Use of Proceeds, page 59

6.

We note your disclosure that you intend to use net proceeds to fund research and development of EQ001. Please revise to specify how far in the development of EQ001 you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update the use of proceeds disclosure in a future amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 74

7.	Tell us your consideration of including the convertible promissory notes and interest on the notes in the table.

Response: The Company has revised the disclosure on page 75 of Amendment No. 1.

Critical Accounting Policies and Significant Judgement and Estimates

Stock-Based Compensation Expense, page 75

8.

Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company acknowledges the Staff’s comment and will provide the explanation at the appropriate time.

Business

EQ001 Product Development, page 92

9.

The inclusion of the “equillium” logo in the chart on page 93 suggests that the company was responsible for the Phase 1 clinical trial referenced underneath the logo in the chart. This suggestion, however, is inconsistent with the disclosure regarding the trial that follows the chart. Please revise the chart or explain the inconsistency.

Response: The Company has revised the chart on page 94 of Amendment No. 1.

Development Plan in GVHD, page 95

10.

We note the statement that you plan to initiate a Phase 2 clinical trial of EQ001 for the treatment of cGVHD in the first half of 2019. Please revise your disclosure to discuss any additional steps necessary to initiate such a trial, including the filing of an IND and any other material requirements you must satisfy.

Response: The Company has revised the disclosure on page 97 of Amendment No. 1.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

United States Securities and Exchange Commission

August 30, 2018

Page Four

Collaboration and License Agreement with Biocon, page 97

11.

We note your disclosure in the second paragraph that you are “required to pay quarterly tiered royalties based on a percentage from the mid-single digits to low double-digits.” Please revise your description of royalty rates to provide a range that does not exceed ten percent (e.g., between twenty and thirty percent).

Response: The Company has revised the disclosure on pages 98 and F-14 of Amendment No. 1.

Biocon Agreements, page 134

12.

We note the disclosure elsewhere in the prospectus that Mr. Bradbury, the company’s Chief Executive Officer, is a member of the board of directors of Biocon. Please revise your disclosure in this section to identify Mr. Bradbury as a related party with respect to the Biocon agreements or tell us why you believe he is not a related party.

Response: The Company respectfully directs the Staff to Instruction 6 to Item 404(a) of Regulation S-K, whereby a person who has a position or relationship with an entity that engages in a transaction with the registrant shall not be deemed to have an indirect material interest within the meaning of Item 404(a) of Regulation S-K if the interest arises only from such person’s position as a director of another corporation or organization that is a party to the transaction. Based, in part, on this instruction, the Company has determined that the Biocon agreements are not related party transactions based on Mr. Bradbury’s service on the board of directors of Biocon and his concurrent service as the Company’s Chief Executive Officer and on the Company’s board of directors.

Certain Relationships and Related Party Transactions, page 134

13.

Please include a description of the common stock purchase agreement with Biocon in this section. Please also file the common stock purchase agreement and investor rights agreement as exhibits to the registration statement or tell us why you are not required to do so.

Response: The Company has revised the disclosure on page 136 of Amendment No. 1 to include a description of the common stock purchase agreement with Biocon. The Company also respectfully advises the Staff that neither the common stock purchase agreement nor the investor rights agreement with Biocon will be filed as an exhibit to the registration agreement because neither agreement is a material agreement to the Company nor does either agreement contain any material rights or obligations that will continue after the Company’s initial public offering.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

United States Securities and Exchange Commission

August 30, 2018

Page Five

Financial Statements, page F-1

14.

You have only included one year of audited financial statements when two years are required. Please advise if you are omitting one year under Section 71003 of the FAST Act and will include audited financial statements for 2018 prior to requesting effectiveness.

Response: The Company respectfully advises the Staff that the Company has only included audited financial statements for 2017 because the Company was incorporated on March 16, 2017. Further, the Company advises the Staff that it currently intends to request effectiveness as early as October 2018 with the audited financial statements and unaudited quarterly financial information that is presently included in Amendment No. 1.

General

15.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response: The Company acknowledges the Staff’s comment and will provide any such mockups to the Staff under separate cover.

16.	We note you have filed several exhibits pursuant to a request for confidential treatment. We will provide any comments we have on your application for confidential treatment under separate cover.

Response: The Company acknowledges the Staff’s comment.

*            *             *

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (858) 550-6088.

Sincerely,

/s/ Karen E. Anderson

Karen E. Anderson

cc:	Daniel M. Bradbury, Equillium, Inc.

Bruce Steel, Equillium, Inc.

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com